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NEWS RELEASE

SHAW ANNOUNCES CLOSING OF 30-YEAR C$650 MILLION
SENIOR NOTE OFFERING

Calgary, Alberta (November 9, 2009) – Shaw Communications Inc. (“Shaw”) announced today that it has closed its offering of C$650 million principal amount of 6.75% senior unsecured notes due 2039. The senior notes were made available in Canada and the United States, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. and RBC Dominion Securities Inc. acting as co-lead agents.

The net proceeds of this offering will be used for general corporate purposes, working capital, capital expenditures and wireless investments.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves over 3.4 million customers, including over 1.7 million Internet and 850,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca